Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Nigeria: Hydrocarbon discovery on the OML 136
Paris, June 24, 2010 - Total announces that its subsidiary, Total Exploration & Production Nigeria Ltd, in association with Conoil Producing Limited, has discovered hydrocarbons in the central portion of the Oil Mining Lease OML 136, offshore Western Nigeria.
The Agge-3B.T1 well aimed at exploring an undrilled compartment of the Agge structure. It was located in a water depth of 140 metres and reached a total depth of 2,710 metres. The well discovered several gas bearing reservoirs totaling a gross thickness in excess of 150 metres. A production test performed over the lower intervals yielded a production of 21 million cubic feet of gas per day on a 36/64’’ choke. Studies are ongoing to assess further development options for the Agge-3B.T1 well, together with other discoveries on the block.
Total Exploration & Production Nigeria Ltd is a 40% partner in the OML 136 license, in association with Conoil Producing Limited (60%), operator.
Total’s commitment to local communities
Total is committed to promoting the development of local communities through its activities and actively encourages the use of Nigerian resources wherever possible, over and above local regulations.
The Akpo project, with production started in 2009, in which Total displayed its expertise to ensure sustainable development of the country’s energy resources in the deep offshore, has generated more than 11 million man-hours in Nigeria and will generate up to an overall total of 15 million man-hours in Nigeria by the time it is complete.
The Usan project will follow suit with approximately 60% of man-hours planned in Nigeria. The basic engineering studies for the Egina field on Oil Mining Lease (OML) 130 are performed in Nigeria. The Group will continue to develop the expertise of Nigerian companies in deep offshore project-related work. This is particularly the case in the Niger Delta region, from which more than half of Total’s Nigerian employees originate and where the majority of the Group’s operations in the country are located.
Total Exploration & Production Nigeria
Total has been operating in exploration and production in Nigeria for close to 50 years. Total’s operated production in Nigeria comes from the OML 58, 99, 100 and 102 as part of a joint venture with NNPC. The main fields are Obagi, Obite, Amenam-Kpono, Ofon and Odudu. Total also operates OML 130, which contains the Akpo deep water development that started production in March 2009.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total has other significant equity production in Nigeria from its interests in non-operated ventures, particularly the NNPC/SPDC/TEPNG/NAOC joint venture (10%) and SNEPCO JV which includes the Bonga field (12.5%).
Developing the country’s deep offshore resources is one of the Group’s main growth drivers in Nigeria. The development of the OML 138 Usan field, Total’s second development in deep offshore Nigeria, was launched in early 2008 and the field is expected to come on stream in 2012. The basic engineering studies of Egina field, located near Akpo on OML 130 are also underway.
Total, a major player in the gas industry in Nigeria targeting the export market as well as the domestic market, holds a 15% interest in Nigeria LNG, and actively promotes the Brass LNG project (of which Total holds a 17%).
In 2009 the Group’s equity production in Nigeria amounted to 235,000 barrels of oil equivalent per day representing around 10% of the Group’s global equity production. In Africa, in addition to Nigeria, Total also produces in Algeria, Libya, Angola, Cameroon, Gabon, the Republic of Congo.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com